Exhibit (a)(1)(vi)

National Holdings Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

August 12, 2016

Dear Stockholder:

As previously disclosed, on April 27, 2016, National Holdings Corporation, a Delaware corporation (the “Company”), Fortress Biotech, Inc., a Delaware corporation (“Fortress”), and FBIO Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Fortress (“Acquisition Sub”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”).

Pursuant to the Merger Agreement, Fortress and Acquisition Sub have commenced a tender offer (as it may be amended or supplemented from time to time, the “Offer”) today to purchase all shares of common stock, par value $0.02 per share, of the Company (the “Shares”), that are issued and outstanding at a price per Share of $3.25 net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes. Unless extended or earlier terminated, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016.

Following the consummation of the Offer, and subject to a number of Shares having been tendered that, together with the Shares then owned by Fortress and its controlled affiliates, represent at least 80% of all then-outstanding Shares (the “Merger Condition”), Acquisition Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Fortress, pursuant to the procedure provided for under Section 251(h) of the General Corporation Law of the State of Delaware without any additional stockholder approvals needed. Pursuant to the Merger Agreement, in the event that the Merger Condition is not satisfied, the Company will remain a publicly-traded company.

The Board of Directors of the Company (the “Board”), for the reasons described in the enclosed copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission, unanimously determined: (i) that it is in the best interests of the Company and its stockholders to enter into, and approved and declared advisable, the Merger Agreement; (ii) to approve the execution and delivery by the Company of the Merger Agreement, the performance by the Company of the covenants and agreements contained in the Merger Agreement, and the consummation of the Offer and the transactions associated therewith upon the terms and subject to the conditions contained in the Merger Agreement; and (iii) TO REMAIN NEUTRAL AND MAKE NO RECOMMENDATION TO THE COMPANY’S STOCKHOLDERS AS TO WHETHER TO ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Fortress’s Offer to Purchase, dated August 12, 2016, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your Shares in the Offer. WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY AND THOROUGHLY.

We greatly appreciate and thank you for your support.

Sincerely,

Robert B. Fagenson

Executive Chairman and Chief Executive Officer